February 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento and Tim Buchmiller

RE:	Biophytis S.A. – Underwriter Request for Acceleration Registration Statement on Form F-1, as amended File No. 333-252225

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”) , H.C. Wainwright & Co., LLC (“Wainwright”), as managing underwriter, hereby join in the request of Biophytis S.A. for acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-252225) (the “Registration Statement”), so that it may become effective at 5:00 p.m., Eastern Standard Time, on Tuesday, February 9, 2021, or as soon thereafter as practicable. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. Wainwright & Co., LLC

By	/s/ Edward D. Silvera
Name: Edward D. Silvera
Title: Chief Operating Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC